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EXHIBIT 99.1 - REPORT OF INDEPENDENT AUDITORS ON FINANCIAL STATEMENT SCHEDULE

         We have audited the consolidated financial statements of Clear Channel Communications, Inc. and subsidiaries, as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and have issued our report thereon dated February 11, 2004, except for Note O, as to which the date is February 25, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                     /s/ Ernst & Young LLP
San Antonio, Texas
February 11, 2004